UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission file number: 001-41516

TH International Limited

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Completion of Issuance of First Tranche of Senior Secured Convertible Notes

On July 7, 2026, TH International Limited (“Tims China” or the “Company”) announced the closing of the issuance of the first tranche of Senior Secured Convertible Notes due 2029 (the “First Tranche of Additional Notes”) to Tim Hortons Restaurants International GmbH in an aggregate principal amount of US$15,623,304.00. The total proceeds, including the accrued interest, for the First Tranche of Additional Notes are US$15.8 million. Upon issuance, the First Tranche of Additional Notes was consolidated and formed a single series with, and ranks pari passu with, its existing floating rate senior secured convertible notes due 2029 (the “Original Notes”). The Company expects to issue three more tranches of additional notes, subject to the satisfaction of their respective closing conditions, which, upon their respective issuances, will also be consolidated and form a single series with the Original Notes and the First Tranche of Additional Notes, with the final tranche expected to be issued in the first quarter of 2027.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
4.1	Amended and Restated Certificate of Designation of Series A-2 Convertible Preferred Shares and Class A-1 Special Voting Share
10.1	Indenture (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), filed with the SEC on December 3, 2025)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TH International Limited

/s/ Kwok Wah Cheung
Kwok Wah Cheung
Chief Executive Officer

Date: July 7, 2026

[Signature Page to Form 6-K]

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